April 3, 2019

VIA EDGAR TRANSMISSION

Division of Corporate Finance
U.S. Securities & Exchange Commission
100 F Street, N.E., Washington D.C. 20549
Attention: Beverly A. Singleton

Dear Ms. Singleton,

As discussed this morning, you have agreed to extend Shake Shack Inc.’s deadline to respond to the Division of Corporate Finance’s Comment Letter, dated April 2, 2019, to April 30, 2019.

Thank you for your consideration.

Sincerely,

/s/ Ronald Palmese Jr.
Ronald Palmese Jr.
General Counsel